FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

  REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES
                              EXCHANGE ACT OF 1934


                         For the month of November 2003

                         Commission file number 0-30364

                                  NDS GROUP PLC
                              (Name of Registrant)

             One London Road, Staines, Middlesex, TW18 4EX, England
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                  Form 20-F |X|                            Form 40-F |_|

     Indicate by check mark of the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1):_______

     Indicate by check mark of the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):_______


   Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
                                      1934

                     Yes |_|                        No |X|


 If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

                                 Not Applicable
                                 --------------

NDS Group Plc Receives Approval for De-Listing From NASDAQ Europe

    LONDON--(BUSINESS WIRE)--Nov. 24, 2003--NDS, a News Corporation company and a leading provider of technology solutions for digital pay-TV, has today announced that it has received approval for voluntary de-listing from the NASDAQ Europe Stock Exchange. The de-listing follows the NASDAQ Europe Shareholders' decision to discontinue its operations. The shares of NDS will be traded on NASDAQ and on the First Market of Euronext Brussels.
    The last day of trading NDS shares on NASDAQ Europe will be November 28th, 2003. NDS shares purchased on NASDAQ Europe can be freely traded on the Euronext stock exchange. Therefore, NDS does not expect shareholders to be at a disadvantage as a result of the de-listing from NASDAQ Europe.

    Information about NDS can be found on NDS web-site at www.nds.com

    About NDS

    NDS Group plc (NASDAQ/Euronext: NNDS) is a leading supplier of open end-to-end digital pay TV solutions for the secure delivery of entertainment and information to television set-top boxes and IP devices. See http://www.nds.com/ for more information about NDS.

    Cautionary Statement Concerning Forward-Looking Statements

    This document contains certain 'forward-looking statements' with the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on management's views and assumptions regarding future events and business performance as of the time the statements are made. Actual results may differ materially from these expectations due to changes in global economic, business, competitive, market and regulatory factors. More detailed information about these and other factors that could affect future results is contained in our filings with the Securities and Exchange Commission. The 'forward-looking statements' included in this document are made only as of the date of this document and we do not have any obligation to publicly update any 'forward-looking statements' to reflect subsequent events or circumstances.

    CONTACT: NDS Group plc
             Margot Field
             Director of PR
             T :+44 (0) 208 476 8158
             E: mfield@ndsuk.com
             or
             Shared Value
             Alex Dee
             Partner
             T : +44 (0)207 321 5010
             E : adee@sharedvalue.net

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                  NDS Group plc

Date:    24th November 2003
                                           By:    /s/ CRK Medlock
                                                  ---------------
                                                  CRK Medlock
                                                  Chief Financial Officer



                                     Page 2